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April 27, 2011

VIA EDGAR, ELECTRONIC MAIL AND U.S. MAIL

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

         Re:      FS Variable Separate Account ("Registrant")
                  First SunAmerica Life Insurance Company ("Depositor") Polaris Platinum O-Series Variable Annuity
                  Pre-Effective Amendment on Form N-4
                  File Nos.: 333-172053 and 811-08810

Ladies and Gentlemen:

         On behalf of the Registrant and Depositor, we are transmitting for filing pursuant to the Securities Act of 1933 ("1933 Act"), Pre-Effective Amendment No. 1, which also constitutes Amendment No. 1 under the Investment Company Act of 1940 ("1940 Act"), as amended, to Registrant's Form N-4 Registration Statement. The purpose of this filing is to register a new variable annuity product under the marketing name of Polaris Platinum O-Series.

         The Registrant and its distributor SunAmerica Capital Services, Inc. ("SACS") respectfully request, consistent with Rule 461(a) under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective date of this filing and that such Registration Statement be declared effective at 9:00 a.m., Eastern Time, on May 2, 2011, or as soon as practicable thereafter. Depositor, Registrant and SACS are aware of their obligations under the 1933 Act.

         Depositor and Registrant acknowledge that:

     - Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

     - The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

         Please contact Manda Ghaferi at (310) 772-6545 if you have any questions or need more information.

Sincerely,

FIRST SUNAMERICA LIFE INSURANCE COMPANY

By: /s/ Mallary L. Reznik
    ----------------------------------------------------------
    Mallary L. Reznik, Senior Vice President & General Counsel

SUNAMERICA CAPITAL SERVICES, INC.

By: /s/ Mallary L. Reznik
    ----------------------------------------------------------
    Mallary L. Reznik, Vice President


cc: Jeff Foor, Esq.